UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35695

LINNCO, LLC

(Exact name of registrant as specified in its charter)

600 Travis Street

Houston, TX 77002

(281) 840-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares Representing Limited Liability Company Interests*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero*

*On January 27, 2017, the United States Bankruptcy Court for the Southern District of Texas entered the Order Confirming (I) Amended Joint Chapter 11 Plan of Reorganization of Linn Energy, LLC and Its Debtor Affiliates Other Than Linn Acquisition Company, LLC and Berry Petroleum Company, LLC and (II) Amended Joint Chapter 11 Plan of Reorganization of Linn Acquisition Company, LLC and Berry Petroleum Company, LLC, which approved and confirmed the Amended Joint Chapter 11 Plan of Reorganization of Linn Energy, LLC and Its Debtor Affiliates Other Than Linn Acquisition Company, LLC and Berry Petroleum Company, LLC (the “Plan”). The Plan became effective on February 28, 2017 (the “Effective Date”).

Pursuant to the Plan, on the Effective Date, among other things: all previously issued securities of LinnCo, LLC, including the common shares representing limited liability company interests listed in this Form 15, issued and outstanding immediately prior to the Effective Date (the “Shares”), were cancelled and extinguished.

This Form 15 is intended to terminate all filing obligations under Section 12(g) with respect to the Shares extinguished in accordance with the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, LinnCo, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LINNCO, LLC

Dated: February 28, 2017	By:	/s/ Candice J. Wells
Name: Candice J. Wells
Title: Senior Vice President, General Counsel and Corporate Secretary

2